                                                                      EXHIBIT 2

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the Board with respect to the Merger, stockholders should be aware that certain directors and executive officers may be deemed to have interests in the Merger, in addition to their interests as stockholders.

Stock Options

         As of August 4, 1997, directors and executive officers held in the aggregate options to purchase 517,500 shares of Class A common stock. Under the terms of the Agreement, the directors and executive officers who hold such stock options would be entitled to receive the following amounts upon consummation of the Merger:


Directors                                                        Amount of Payment
- ---------                                                        -----------------
James S. Cownie                                                        $35,438
Clark R. Mandigo                                                        35,438
Thomas D. McCloskey, Jr.                                                35,438
Vickie A. Palmer                                                        35,438
Kermit S. Sutton                                                        35,438

Officers                                                         Amount of Payment
- --------                                                         -----------------

William J. Ryan                                                        $422,500
Robert G. Engelhardt                                                    390,000
M. Wayne Wisehart                                                       243,750
Leon J. Hensen                                                          243,750
K. Patrick Meehan                                                       211,250


Indemnification and Insurance

         Pursuant to the Agreement, Price Communications has agreed that it will not, for a period of six years after the effective time of the Merger, amend the Company's certificate of incorporation or bylaws in any manner that would adversely affect the rights of persons who at any time prior to the effective time of the Merger were identified as prospective indemnitees in respect of actions or omissions occurring at or prior to the effective time of the Merger. In addition, the Agreement provides that Price Communications will, after the effective time of the Merger and to the extent permitted by Delaware law, indemnify, defend and hold harmless the present and former officers, directors and employees of the Company and its subsidiaries against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of Price Communications and the Company (as the surviving corporation in the Merger), or otherwise in connection with, any claim, action, suit, proceeding or investigation based in whole or in part on the fact that such person is or was such a director, officer or employee and arising out of actions or omissions occurring at or prior to the effective time of the Merger. Price Communications also agreed to cause to be maintained in effect for no less than six years after the effective time of the Merger the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company with respect to matters occurring prior to the effective time of the Merger.

Employment Agreements

         In 1997, the Company entered into employment agreements with each of Messrs. Ryan and Engelhardt, for an initial term of three years, and Wisehart, Hensen and Meehan for an initial term of two years. Each agreement has an automatic one year renewal on each anniversary date until terminated by either party. Base salaries under the agreements for 1997 were $340,000, $252,000, $160,000, $178,500 and $140,000, respectively.
Each agreement specifies that if the executive officer is terminated by the Company other than for cause (as defined therein), disability or death, or if the executive officer terminates the agreement for good reason (as defined therein), including a termination within one year after a change in control (as defined therein) of the Company, the Company will pay to the executive officer:
(i) the full base salary through the date of termination and all other unpaid amounts, if any, to which the executive officer is entitled as of the date of termination in connection with any fringe benefits or under any incentive compensation plan or program of the Company at the time such payments are due; and (ii) the full base salary and any other amounts (including an annual cash bonus equal to the average dollar bonus earned during the two fiscal years immediately prior to the date of termination) that would have been payable to the executive officer from the date of termination through what would have been the remaining term of the agreement (or, in the case of termination within one year after a change in control (as defined therein), the entire term of the agreement), at the time such payments would otherwise have been due in accordance with the Company's normal payroll practices. Such severance payments for Messrs. Ryan, Engelhardt, Wisehart, Hensen and Meehan would currently be approximately $1.4 million, $989,000, $450,000, $478,000 and $374,000, respectively.

         In addition, under the Agreement, Price Communications shall cause the Company to provide specified executive officers with the employees benefits provided to those officers on May 23, 1997 and for the time period set forth in each such officer's employment agreement. To the extent that any contributions under a qualified retirement plan by any of those specified officers would be prohibited by applicable law, Price Communications will cause the Company to make cash payments to such officers equal to the value of such contributions which cannot be made so under applicable law.

         On July 8, 1997, Price Communications entered into an employment agreement with Mr. Ryan providing for Mr. Ryan's employment with Price Communications commencing on the effective time of the Merger for a term to expire on December 31, 1999. Under that agreement, which will replace Mr. Ryan's existing employment agreement as of the effective time of the Merger, Price Communications will pay Mr. Ryan a lump sum of approximately $1.4 million and a base salary of $500,000. Price Communications expects to enter into a comparable employment agreement with Mr. Wisehart and employment agreements with other key employees prior to the Merger.